UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Special Diversified Opportunities Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

862700101

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,255,048
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,255,048
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,255,048
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.5%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,189,656
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,189,656
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,656
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,065,392
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,065,392
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,392
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,255,048
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,255,048
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,255,048
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.5%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Special Diversified Opportunities Inc., a Delaware corporation (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015 and March 2, 2016 (as so amended, the “Schedule 13D”).

This Amendment is being filed to amend and supplement Item 4 of the Schedule 13D as set forth below.

Item 4.     Purposes of Transaction

As previously noted in the Initial Schedule 13D, the Issuer has indicated that it is exploring strategic alternatives to maximize shareholder value, and the Reporting Persons have stated their plans to support the Issuer in this goal and to have discussions with the Issuer’s Board and management.  The Reporting Persons have begun to engage in discussions with the Issuer’s Board and management team regarding possible transactions (potentially involving one or more of the Reporting Persons as parties) that could enhance shareholder value.  Such transactions could include the Issuer’s acquisition of assets, the Issuer’s issuance of additional securities, changes to the composition of the Board and management, and possibly other actions enumerated in Item 4 of Schedule 13D.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  The Reporting Persons may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              September 27, 2016
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim